

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 10, 2007

Mr. Simon Charles Bunbury Adams
Principal Financial and Accounting Officer
Atlas South Sea Pearl Limited
43 York Street
Subiaco, Western Australia 6008

Re: Atlas South Sea Pearl Limited
Form 40-F for Fiscal Year Ended December 31, 2005
Filed July 17, 2006
File No. 0-28186

Dear Mr. Adams:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief

cc: Mark Fleisher, Esq.
    Broad and Cassel